EXHIBIT 10.7

AMENDED AND RESTATED SEVERANCE AGREEMENT

This Amended and Restated Severance Agreement (“Agreement”) is made as of March 2, 2011 (the “Effective Date”), by and between Carter’s Retail, Inc. (the “Company”) and James C. Petty (the “Executive”).  Except as otherwise provided in Section 14(b) hereof, this Agreement shall replace in its entirety the Employment Agreement between Executive and the Company dated as of May 2008, as it had been further amended from time to time (the “Prior Agreement”) and the Severance Agreement between the Executive and the Company dated as of August 25, 2010 (the “Severance Agreement”).

WHEREAS, the Company has determined that given the key nature of the Executive’s position, the interests of the Company will be best served by entering into an amended and restated agreement with respect to certain aspects of the employment relationship and by providing the Executive the assurance of severance pay and benefits in the event that the Executive’s employment is terminated in specified circumstances.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, the parties agree as follows:

1.   Position and Duties.  During employment, the Executive shall serve as the Company’s President of Retail Stores and shall have the normal duties, responsibilities and authority of such position, subject to any limitations imposed by the bylaws of the Company and to the power of the boards of directors and other senior officers of the Company or its Company Affiliates to expand or limit such duties, responsibilities and authority and to override actions of Executive.  Executive shall devote Executive’s best efforts and Executive’s full business time and attention (except for permitted vacation periods and reasonable periods of illness or other incapacity) to the business and affairs of the Company.  Executive shall perform Executive’s duties and responsibilities to the best of Executive’s abilities in a diligent, trustworthy, businesslike and efficient manner.

2.   Base Salary and Bonus Opportunity.  During the term of Executive's employment hereunder, Executive's base salary shall be at an annual rate no less than the annual rate of base salary that was paid to the Executive during 2010.  The Company's, or its Company Affiliate’s, Board of Directors may, in its discretion, increase Executive's base salary at such times and in such amounts as it determines but at no time shall Executive's base salary, in effect from time to time, be decreased.  Base salary shall be payable by the Company in regular installments in accordance with the Company's general payroll practices.  During the term of Executive's employment hereunder, Executive shall participate in the Company's Amended and Restated Annual Incentive Compensation Plan (the "Bonus Plan"), as in effect from time to time, in accordance with the terms of such Bonus Plan.  Executive's target bonus shall be equivalent to a percentage of base salary that is no less than the percentage of base salary that was set as the Executive's target bonus for fiscal year 2010.

3.   Term and Termination.  The Executive's employment hereunder shall continue until terminated in accordance with this Section 3.

(a) The Executive's employment shall terminate automatically in the event of the Executive’s death.

(b) The Company may terminate the Executive’s employment hereunder, upon notice to the Executive, in the event that the Executive becomes disabled during the Executive’s employment hereunder through any illness, injury, accident or condition of either a physical or psychological nature and, as a result, is unable to perform substantially all of the Executive’s duties and responsibilities hereunder (notwithstanding the provision of any reasonable accommodation) for one hundred eighty (180) days during any period of three hundred and sixty-five (365) consecutive calendar days.  The Board may designate another employee to act in the Executive's place during any period of the Executive's disability (and such designation shall not constitute Good Reason, as such term is defined in Section 12).  If any question shall arise as to whether during any period the Executive is disabled, the Executive may, and at the request of the Company shall, submit to a medical examination by a physician selected by the Company to determine whether the Executive is so disabled and such determination shall for the purposes of this Agreement be conclusive.  If such question shall arise and the Executive shall fail to submit to such medical examination, the Company's determination of the issue shall be binding on the Executive.

(c) The Company may terminate the Executive's employment hereunder (i) for Cause (as defined in Section 12) at any time upon notice to the Executive setting forth in reasonable detail the nature of such Cause, or (ii) at any time, without Cause, upon notice to the Executive.

(d) The Executive may terminate employment hereunder (i) for Good Reason (as defined and in accordance with the timing and procedural requirements set forth in Section 12) or (ii) without Good Reason at any time upon sixty (60) days' prior written notice, which notice period (or any portion thereof) may be waived by the Company without any further payment to the Executive.

4.   Payments and Benefits Upon Termination.

(a) In the event of termination of employment, however so caused, the Company will pay the Executive (i) any base salary earned but not paid during the final payroll period of Executive's employment through the date of termination of employment (the "Separation Date"); (ii) pay for any vacation time earned but not used through the Separation Date, as reflected in Company records; and (iii) any business expenses incurred by the Executive but unreimbursed on the Separation Date, provided that such expenses and any required substantiation are submitted consistent with the terms of Company policy and that such expenses are reimbursable under Company policy (clauses (i), (ii) and (iii) together, “Final Compensation”).  Other than business expenses described in Section 4(a)(iii) (which shall be paid in accordance with Company policy), Final Compensation shall be paid to the Executive (or the Executive’s designated beneficiary or estate) within thirty (30) days following the Separation Date.  The Company shall not have any further obligations to the Executive, except as set forth in Section 4(b) below.

(b) In the event that the Company terminates the Executive’s employment other than for Cause (as defined in Section 12), or the Executive terminates employment for Good Reason (as defined in Section 12), in addition to Final Compensation, the Company will provide the Executive the following (clauses (i) through (iv), in the aggregate, the "Severance Benefits"), provided that the Executive meets all eligibility requirements for such Severance Benefits as set forth in this Agreement:

(i) the Company will continue to pay the Executive base salary, at the same rate as was in effect on the Separation Date, for the period of twenty-four (24) months following the Separation Date. Subject to Sections 5 and 6 below, such payments shall be in the form of salary continuation, payable in accordance with the normal payroll practices of the Company for its executives, with the first payment, which shall be retroactive to the day immediately following the Separation Date, being due and payable on the Company's next regular payday for executives that follows the expiration of sixty (60) calendar days from the date the Executive's employment terminates.

(ii) the Company will pay the Executive a pro-rata bonus for the fiscal year in which the Separation Date occurs, determined following the end of the fiscal year in which the Separation Date occurs.  The amount of any such bonus shall be determined by multiplying the amount of the bonus that would have been paid to the Executive pursuant to the Company's Bonus Plan had the Executive remained employed for the full fiscal year (which determination shall disregard any individual performance goals which may have been set for Executive pursuant to the Company's Bonus Plan, and shall be based solely on the extent to which Company performance goals have been met) by a fraction, the numerator of which is the number of days the Executive was employed during the fiscal year in which the Separation Date occurs and the denominator of which is 365 (the “Pro-Rata Bonus”).  The Pro-Rata Bonus will be payable at the time provided for, and in accordance with the provisions of, the Bonus Plan, but in no event earlier than January 1st or later than December 31st of the year following the year in which the Separation Date occurs.

(iii) provided that the Executive and the Executive’s dependents are eligible to continue participation in the Company’s group health and dental plans following the date the Executive’s employment terminates under the federal law commonly known as “COBRA” and elect to do so in a timely manner, then, until the earlier of (A) twelve (12) months following the Separation Date, (B) the date the Executive becomes eligible for coverage under the health and/or dental plans of another employer, or (C) the date the Executive otherwise ceases to be eligible to continue participation in the Company’s health and dental plans under COBRA, the Company will pay to the Executive each month within the period set forth above, within ten (10) days after the first day of each such month, an amount equal to the full monthly COBRA premium for such month minus the monthly cost for such health and dental plan coverage that is paid by active executives (the “COBRA Amount”), provided, however, that  to the extent that it would not violate applicable law, result in any penalty, fine or tax to the Company, or result in the Company failing to comply with Section 105(h) or any similar provision of the Internal Revenue Code of 1986, as amended (“Code”) or Section 409A of the Code, then, subject to the Executive meeting the eligibility requirements as set forth above, the Company, rather than paying the monthly premiums described above to the Executive, may in its discretion, instead contribute the same amount directly to its group health and dental plans at the same time it otherwise would have paid the monthly premiums to the Executive.  To the extent that the payment of the monthly premiums described above would result in the imposition of any additional tax on the Executive, the Company will pay to the Executive each such month, within ten (10) days after the first day of such month, an additional amount, as determined by the Company, equal to the federal, state and local income taxes that the Executive is reasonably expected to be obligated to pay as a result of the payments of the monthly premiums described above (the “Additional Amount”).   No additional amount shall be paid to the Executive pursuant to the preceding sentence in the event that the amount of the federal, state and local income taxes that the Executive ultimately owes to the relevant taxing authority is greater than the amount paid to the Executive pursuant to the preceding sentence. In the event that the Executive becomes eligible for coverage under the health and/or dental plans of another employer, the Executive shall inform the Company within ten (10) days of such occurrence.

(iv) for the twelve (12) month period following the Separation Date, subject to applicable plan terms and applicable law, the Company shall provide the Executive with continued monthly employer contributions toward the premium cost of the Executive’s basic life insurance coverage, in the same percentage and amount as if the Executive remained employed (subject to such insurance coverage not having terminated), such employer contributions to be made on a monthly basis at the same time and on the same schedule as employer contributions are made for active employees of the Company.  For the avoidance of doubt, as of the Separation Date, the Executive shall be solely responsible for any costs associated with supplemental life insurance coverage and the Company shall have no continuing obligation or liability with respect thereto.

(c) In the event that within two (2) years following a Change of Control (as defined in Section 12), the Company terminates the Executive’s employment other than for Cause (as defined in Section 12), or the Executive terminates employment for Good Reason (as defined in Section 12) (such termination, a “Qualifying Termination”) in addition to Final Compensation and the Severance Benefits provided pursuant to Section 4(b) of this Agreement, the Company will provide the Executive the following benefits (“Additional Severance Benefits”), provided that the Executive meets all eligibility requirements for such Additional Severance Benefits as set forth in this Agreement:

     (i) subject to the conditions set forth in Section 4(b)(iii) above having initially been satisfied, in the event that, following the expiration of the twelve (12) month anniversary of such Qualifying Termination, the Executive has not yet become eligible for coverage under the health and/or dental plans of another employer, within ten (10) days after the first day of each such month, the Company will, for an additional six (6) month period, pay to the Executive each month within the period set forth above an amount equal to the COBRA Amount, provided, however, that for the period until the eighteen (18) month anniversary of such Qualifying Termination, to the extent that it would not violate applicable law, result in any penalty, fine or tax to the Company, or result in the Company failing to comply with Section 105(h) or any similar provision of the Code or Section 409A of the Code, then, subject to the Executive meeting the eligibility requirements as set forth above, the Company, rather than paying the monthly premiums described above to the Executive, may in its discretion, instead contribute the same amount directly to its group health and dental plans at the same time it otherwise would have paid the monthly premiums to the Executive.  To the extent that the payment of the monthly premiums described above would result in the imposition of any additional tax on the Executive, the Company will pay to the Executive each such month, within ten (10) days after the first day of such month, any Additional Amount  that may be due with respect to such payments.  Upon the eighteen (18) month anniversary of the Qualifying Termination, if the Executive has not yet become eligible for coverage under the health and/or dental plans of another employer, then for the six (6) month period thereafter (or, if earlier, until the date the Executive becomes eligible for coverage under the health and/or dental plans of another employer), the Company will pay to the Executive each month within such period, within ten (10) days after the first day of such month, an amount equal to COBRA Amount, as calculated at the end of the eighteen (18) month period following the Qualifying Termination, together with any Additional Amount that may be due to the Executive with respect to such payments.  In the event that the Executive becomes eligible for coverage under the health and/or dental plans of another employer, the Executive shall inform the Company within ten (10) days of such occurrence; and

        (ii) following a Qualifying Termination, the Company shall, in addition to providing for life insurance premium contributions pursuant to Section 4(b)(iv) for twelve (12) months, shall provide for such payment for an additional period of twelve (12) months, which payments made in accordance with the terms set forth in Section 4(b)(iv) and subject to the conditions set forth in such Section.

5.   Conditions to Eligibility, Exclusivity of Benefits, Offset.

(a) Any obligation of the Company to provide the Executive the Severance Benefits or the Additional Severance Benefits, in each case, is conditioned on (i) the Executive signing and returning to the Company (without revoking) a timely and effective release of claims in the form provided by the Company by the deadline specified therein, which in all events shall be no later than the fifty-third (53rd) calendar day following the date of termination (any such release submitted by such deadline, the "Release of Claims"), (ii) the Executive maintaining complete compliance with the Executive’s obligations to the Company and its Company Affiliates during employment, including without limitation under Sections 8, 9, 10 and 11 of this Agreement, and (iii) the Executive’s continued compliance with Executive’s obligations to the Company and its Company Affiliates that survive termination of Executive’s employment, including without limitation under Sections 8, 9, 10 and 11 of this Agreement.  The Release of Claims required for Separation Benefits creates legally binding obligations on the part of the Executive and the Company therefore advises the Executive to seek the advice of an attorney before signing the Release of Claims. It is expressly agreed and understood that no Severance Benefits or Additional Severance Benefits shall be required to be paid or provided unless and until the foregoing Release of Claims requirement is satisfied.

(b) In the event the Company determines, in its discretion, that Executive has failed to fulfill any of Executive’s obligations, either during Executive’s employment or after termination of employment (howsoever caused), the Company may cease payment of all Severance Benefits and Additional Severance Benefits and shall likewise be entitled to the immediate forfeiture and recapture of all Severance Benefits and Additional Severance Benefits paid to the Executive prior to its discovery of the same.  For the avoidance of doubt, if the Executive fails to satisfy the conditions for the receipt of Severance Benefits, the Executive shall not be entitled to any Additional Severance Benefits hereunder.

(c) The Executive agrees that the Severance Benefits and Additional Severance Benefits to be provided in accordance with the terms and conditions of this Agreement are exclusive and the Executive acknowledges and agrees that the Executive will not be eligible to participate in or receive benefits under any other plan, program, or policy of the Company or any of its Company Affiliates providing for severance or termination pay or benefits, including but not limited to the Company’s Severance Pay Plan.  The Executive also agrees that the Severance Benefits and Additional Severance Benefits shall be reduced by any other payments or benefits to which the Executive is entitled under applicable law as a result of termination of employment, including without limitation any federal, state or local law with respect to plant closing, mass layoffs or group benefits plan continuation following termination or the like.

6.   409A Compliance.

(a) Separation from Service.  For purposes of this Agreement, references to termination of employment, Separation Date  (as defined in Section 4(a) of this Agreement), retirement, separation from service and similar or correlative terms mean a "separation from service" (as defined at Section 1.409A-1(h) of the Treasury Regulations) from the Company and from all other corporations and trades or businesses, if any, that would be treated as a single "service recipient" with the Company under Section 1.409A-1(h)(3) of the Treasury Regulations. A termination of employment for Good Reason or by the Company Without Cause under this Agreement is intended to satisfy the meaning of “involuntary separation from service” (as defined in Section 1.409A-1(n) of the Treasury Regulations).

(b) Section 409A Exemption.  Without limiting the generality of the foregoing, so much of the Executive’s Severance Benefits and Additional Severance Benefits as does not exceed the "exempt amount" as hereinafter defined shall in no event be paid later than by December 31 of the second calendar year following the calendar year in which the involuntary separation from service occurs.  For purposes of the immediately preceding sentence, the Executive’s "exempt amount" means the lesser of (i) the Executive's total separation pay, if any, or (ii) the lesser of (A) two times the applicable limit under Section 401(a)(17) of the Code for the year in which the involuntary separation from service occurs, or (B) two times the Executive’s annualized compensation determined under applicable Treasury Regulations by reference to the Executive’s annual rate of pay for the calendar year preceding the calendar year in which the separation from service occurs.  For purposes of the Treasury Regulations under Section 409A of the Code, each payment described in this Section shall be treated as a separate payment.   Any amounts that exceed the exempt amount will be paid in accordance with the schedule of payments in Section 6(c).

(c) Specified Employee.  If at the time of separation from service the Executive is a specified employee as hereinafter defined, any and all amounts payable in connection with such separation from service that constitute deferred compensation subject to Section 409A of the Code, as determined by the Company in its sole discretion, and that would (but for this sentence) be payable within six months following such separation from service, shall instead be paid on the date that follows the date of such separation from service by six (6) months and one day.  For purposes of the preceding sentence, the term "specified employee" means an individual who is determined by the Company to be a specified employee as defined in subsection (a)(2)(B)(i) of Section 409A of the Code.  The Company may, but need not, elect in writing, subject to the applicable limitations under Section 409A of the Code, any of the special elective rules prescribed in Section 1.409A-1(i) of the Treasury Regulations for purposes of determining "specified employee" status.  Any such written election shall be deemed part of this Agreement.

(d) 409A Compliance.  Notwithstanding any other provision hereunder, this Agreement and all compensation payments hereunder are intended to comply with the requirements of Section 409A, including the regulations, notices and exemptive provisions thereunder, and shall be construed and administered accordingly. In no event shall the Company have any liability relating to any payment or benefit under this Agreement failing to comply with, or be exempt from, the requirements of Section 409A.

7.   Effect of Termination.

(a) Except as otherwise expressly provided in Sections 4(b)(iii) and 4(b)(iv) above or as may be required by applicable law, the Executive's participation in all employee benefit plans of the Company will terminate, in accordance with the terms of those plans, based on the Separation Date.

(b) Other than the Severance Benefits and the Additional Severance Benefits, the Executive shall have no further rights to any other compensation or benefits on or after the termination of employment.

(c) Provisions of this Agreement shall survive any termination of the Executive's employment if so provided herein or if necessary or desirable to fully accomplish the purposes of other surviving provisions, including without limitation the Executive's obligations under Sections 8, 9, 10 and 11 hereof.

8.   Confidential Information.

(a) Executive acknowledges that the Company and its Company Affiliates continually develop trade secrets and Confidential Information (as defined in Section 12 below), that the Executive may have in the past and may in the future develop trade secrets and/or Confidential Information for the Company or its Company Affiliates, and that the Executive may learn of trade secrets and Confidential Information during the course of employment.  Executive acknowledges that the information obtained or created by him while employed by the Company or any Company Affiliate concerning the business or affairs of the Company or any Company Affiliate of the Company is the exclusive property of the Company or such Company Affiliate. The Executive shall comply with the policies and procedures of the Company and its Company Affiliates for protecting trade secrets and Confidential Information.  For purposes of this Agreement, the term "Confidential Information" does not include information that Executive can demonstrate (a) was in Executive's possession prior to Executive’s initial employment with the Company or any Company Affiliate, provided that such information is not subject to another confidentiality agreement with, or other obligation of confidentiality to, the Company or any other party, (b) is generally known by the public and became generally known by the public other than as a result of any act by the Executive, or (c) became available to Executive on a non-confidential basis from a third party, provided that such third party is not known by Executive to be bound by a confidentiality agreement with, or other obligation of secrecy to, the Company or another party or is not otherwise prohibited from providing such information to Executive by a contractual, legal or fiduciary obligation. Executive agrees that Executive will not disclose trade secrets or Confidential Information to any person (other than employees of the Company or any of its Company Affiliates or any other person expressly authorized by an appropriate officer of the Company to receive trade secrets or Confidential Information).  Executive shall not use for Executive’s own account trade secrets or any Confidential Information, other than for a legitimate business purpose for the Company or its Company Affiliates. The Executive acknowledges and agrees that the Executive’s obligations under this Agreement with respect to trade secrets shall remain in effect for as long as such information shall remain a trade secret under applicable law, and that the Executive’s obligations with regard to Confidential Information shall remain in effect while employed by the Company and for three years after the Separation Date, regardless of the reason for termination of employment.

(b) Executive shall deliver to the Company on the Separation Date, or at any other time the Company's, or any Company Affiliate’s, Chief Executive Officer may request in writing, all memoranda, notes, plans, records, reports, computer tapes and software and other documents and data (and copies thereof, including electronic copies), whether or not containing trade secrets or Confidential Information or Work Product, which Executive may then possess or have under Executive’s control.

9.   Work Product.  Executive agrees that all inventions, innovations, improvements, developments, methods, designs, analyses, reports and all similar or related information which relate to the Company's or any of its Company Affiliates' actual or anticipated business, research and development or existing or future products or services and which are conceived, developed or made by Executive while employed with the Company ("Work Product") belong to the Company or such Company Affiliate. Executive hereby assigns and agrees to assign to the Company (or as otherwise directed by the Company) the Executive's full right, title and interest in and to all Work Product.  Executive will promptly disclose such Work Product to the Company's, or any Company Affiliate’s, Chief Executive Officer and perform all actions reasonably requested by the Company's, or any Company Affiliate’s, Chief Executive Officer (whether during or after the Employment Period) to assign the Work Product to the Company and to otherwise establish and confirm such ownership.

10.  Non-Competition, Non-Solicitation, Non-Disparagement, Compliance.

(a) Executive acknowledges that in the course of Executive’s employment with the Company or its Company Affiliates Executive has become and will become in the future familiar with the trade secrets and other Confidential Information of the Company and its Company Affiliates and that Executive’s services will be of special, unique and extraordinary value to the Company.  Therefore, Executive agrees that, during Executive’s employment and for one year following the Separation Date, regardless of the basis or timing of termination (the "Restricted Period"), Executive shall not, directly or indirectly, provide services in a Restricted Capacity (as defined below) in the Restricted Territory (as defined below) to any person or entity with respect to any product or service of such person or entity which competes with any aspect of the Business of the Company or any of its Company Affiliates with respect to which Executive has had access to Confidential Information or customer goodwill as a result of Executive’s employment or other association with the Company. Nothing herein shall prohibit Executive from being a passive owner of not more than one percent (1%) of the outstanding stock of any class of a corporation which is publicly traded, so long as Executive has no active participation in the business of such corporation.

(b) For purposes of this Agreement,

1.
the "Business of the Company or any of its Company Affiliates" shall include the wholesale and retail sale (including, without limitation, electronic commerce) of children’s apparel and related accessories;

2.	"Restricted Territory" means each state in the United States;

3.
"Restricted Capacity" means the provision of services to a competitor of the Company which is the same or comparable to the services the Executive provided to the Company or any of its Company Affiliates or in which the Confidential Information, trade secrets or customer goodwill which the Executive created or to which the Executive had access during the Executive’s employment with the Company or any of its Company Affiliates would give that competitor an unfair competitive advantage.

(c) During the Restricted Period, Executive shall not, directly or indirectly through another entity, (i) induce or attempt to induce any employee of the Company or any of its Company Affiliates to leave the employ of such person, (ii) solicit or encourage any independent contractor providing services to the Company or any of its Company Affiliates to terminate or diminish its relationship with them; or (iii) induce or attempt to induce any customer, supplier, licensee or other person having a business relationship with the Company or any of its Company Affiliates (the "Service Recipients") to cease doing business with the Company or such Company Affiliate or seek to persuade any such Service Recipient to conduct with any other person or entity any business or activity which is conducted or could be conducted with the Company; provided, however, that the restrictions in clause (iii) shall apply (A) only with respect to those Service Recipients who have been such at any time within the immediately preceding two year period or whose business has been solicited on behalf of the Company or any of its Company Affiliates within said two year period, other than by form letter, blanket mailing or published advertisement, and (B) only if the Executive had a business relationship with such Service Recipient as a result of the Executive’s employment, or otherwise had access to Confidential Information as a result of the Executive’s employment which would assist in the solicitation of such Service Recipient; and provided further that the restrictions in clauses (i) and (ii) shall apply only to employees and independent contractors who have provided services to the Company or any of its Company Affiliates within the two years preceding the Separation Date.

(d) Notification.  Until 45 days after the conclusion of the Restricted Period, the Executive shall give notice to the Company of each new business activity the Executive plans to undertake, at least fourteen days prior to beginning such an activity.  The Executive shall provide the Company with such pertinent information concerning such business activity as the Company may reasonably request in order to determine the Executive's continued compliance with obligations under Sections 8, 9, 10 and 11 hereof.

(e) Non-Disparagement. The Executive agrees that the Executive will not disparage the Company or any of its Company Affiliates, or any of their respective management, products or services and will not do or say anything that could reasonably be expected to disrupt the good morale of the employees of the Company or otherwise harm the business interests or reputation of the Company; provided, however, that nothing in this Agreement shall preclude the Executive from providing truthful testimony in any court or regulatory action or proceeding or otherwise making good faith statements in connection with legal investigations or other proceedings.  The Executive understands and agrees that this restriction shall continue to apply after the termination of the Executive’s employment, howsoever caused.

(f) Compliance.  The Executive agrees at all times during the pendency of the Executive’s employment to comply with all state and federal laws, and conduct himself with the highest degree of fidelity to the Company, committing no acts of theft, embezzlement, misappropriation, insider trading or other forms of misconduct contrary to the interests of the Company.

11.  Enforcement of Covenants.  The Executive acknowledges that the Executive has carefully read and considered all the terms and conditions of this Agreement, including the restraints imposed upon him pursuant to Sections 8, 9, 10 and 11 hereof.  The Executive agrees without reservation that each of the restraints contained herein is necessary for the reasonable and proper protection of the goodwill, Confidential Information, trade secrets, and other legitimate interests of the Company and its Company Affiliates; that each and every one of those restraints is reasonable in respect to subject matter, length of time and geographic area; and that these restraints, individually or in the aggregate, will not prevent him from obtaining other suitable employment during the period in which the Executive is bound by these restraints.  The Executive further agrees that the Executive will never assert, or permit to be asserted on the Executive’s behalf, in any forum, any position contrary to the foregoing.  The Executive further acknowledges that, were the Executive to breach any of the covenants contained in Sections 8, 9, 10 or 11 hereof, the damage to the Company would be irreparable.  The Executive therefore agrees that in the event of the breach or a threatened breach by Executive of any of the provisions of Sections 8, 9, 10 or 11 hereof, the Company, in addition and supplementary to other rights and remedies existing in its favor (including pursuant to Section 3(c) hereof), may apply to any court of law or equity of competent jurisdiction for specific performance or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof (without posting a bond or other security), and will additionally be entitled to an award of attorney’s fees incurred in connection with securing any relief hereunder. The parties further agree that if, at the time of enforcement of Sections 8, 9, 10 or 11, a court shall hold that the duration, scope or area restrictions stated herein are unreasonable under circumstances then existing, the parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall revise the restrictions contained herein to cover the maximum period, scope and area permitted by law.  The Executive agrees that the Restricted Period shall be tolled, and shall not run, during any period of time in which the Executive is in violation of the terms thereof, in order that the Company and its Company Affiliates shall have all of the agreed-upon temporal protection recited herein.  No breach of any provision of this Agreement by the Company, or any other claimed breach of contract or violation of law, or change in the nature or scope of the Executive’s employment relationship with the Company, shall operate to extinguish the Executive’s obligation to comply with Sections 8, 9, 10 and 11 hereof.

12.  Definitions.  As used in this Agreement, the following terms shall have the meaning set forth below:

(a) “Affiliate” means, with respect to any specified Person, any other Person which, directly or indirectly, through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person (for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise).

(b) “Carter’s” means Carter’s, Inc., a Delaware corporation.

(c) "Cause" means (a) conviction of Executive for a felony, or the entry by Executive of a plea of guilty or nolo contendere to a felony, (b) a material breach by Executive of Sections 8, 9, 10 or 11 of this Agreement, (c) the commission of an act of fraud or other act involving dishonesty which such act of dishonesty is materially injurious to the Company or any Company Affiliate, (d) the willful and continued refusal by Executive to substantially perform Executive’s duties for the Company or any of its Company Affiliates (other than any such refusal resulting from Executive’s incapacity due to mental illness or physical illness or injury) or gross negligence in the performance of such duties, after a demand for substantial performance is delivered to Executive by the Company's, or any Company Affiliate’s, Chief Executive Officer, or (e) the willful engaging by Executive in gross misconduct injurious to the Company or any of its Company Affiliates.

(d) “Change of Control” means (i) any transaction or series of related transactions in which any Person who is not a Company Affiliate, or any two or more such Persons acting as a Group, and all Affiliates of such Person or Persons, who prior to such time did not own shares of the Common Stock of Carter’s representing fifty percent (50%) or more of the voting power at elections for the Board of Directors of Carter’s, shall (A) acquire, whether by purchase, exchange, tender offer, merger, consolidation, recapitalization or otherwise, or (B) otherwise be the owner of (as a result of a redemption of shares of the Common Stock of Carter’s or otherwise) shares of the Common Stock of Carter’s or its subsidiaries (or shares in a successor corporation by merger, consolidation or otherwise) such that following such transaction or transactions, such Person or Group and their respective Affiliates beneficially own fifty percent (50%) or more of the voting power at elections for the Board of Directors of Carter’s or the Company or any successor corporation, or (ii) the sale or transfer of all or substantially all the assets of either the Company or Carter’s.

(e) “Common Stock” means the common stock of the Carter’s, Inc., a Delaware corporation, par value $.01 per share.

(f) “Company Affiliate” means Carter, Inc. and its subsidiaries.

(g) "Confidential Information" means any and all information of the Company and its Company Affiliates, other than trade secrets, that is not generally known by others with whom they compete or do business, or with whom they plan to compete or do business and any and all information, publicly known in whole or in part or not, which, if disclosed by the Company or any of its Company Affiliates would assist in competition against them.  Confidential Information includes without limitation such information relating to (i) the development, research, testing, manufacturing, marketing and financial activities of the Company and its Company Affiliates, (ii) the products and services offered by the Company or any of its Company Affiliates, (iii) the costs, sources of supply, financial performance and strategic plans of the Company and its Company Affiliates, (iv) the identity and special needs of the customers of the Company and its Company Affiliates and (v) the people and organizations with whom the Company and its Company Affiliates have business relationships and the nature and substance of those relationships.  Confidential Information also includes information that the Company or any of its Company Affiliates has received, or may receive hereafter, belonging to others or which was received by the Company or any of its Company Affiliates with any understanding, express or implied, that it would not be disclosed.

(h) "Good Reason"  means, unless Executive shall have consented in writing thereto, any of the following:

(i) a material reduction in Executive’s title, duties, or responsibilities, as compared to such title, duties, or responsibilities on the Effective Date;

 (ii) a material change in the geographic location at which the Executive must perform services, provided that a relocation to the greater metropolitan Atlanta area shall not constitute “good reason”; or

(iii) any material breach of this Agreement by the Company;

provided, however, that Executive shall not have the right to terminate Executive’s employment for “Good Reason” unless Executive shall have given thirty (30) days prior written notice to the Board of Directors of the Company within thirty (30) days following the first occurrence (for the Executive) of such condition in which Executive sets forth in reasonable detail the circumstances that Executive believes constitute “Good Reason” pursuant to the preceding clauses (i) through (iii) and the Company shall not have remedied the matter within said thirty (30) day period; it shall not constitute “Good Reason” unless the Executive separates from service not later than ninety (90) days following the end of the Company’s thirty (30) day cure period; and provided, further, however that the fact that the Company does or does not so remedy said matter shall not be deemed an admission by the Company that such circumstances constitute “Good Reason”.  It shall not be deemed to be “Good Reason” if the Board of Directors, for any reason, designates an officer other than the Chief Executive Officer of the Company, or any of its Company Affiliates, as the officer to whom Executive shall report.  It shall also not be deemed to be “Good Reason” if, for any reason, Executive’s employment hereunder is assigned or transferred to a Company Affiliate, unless as a result of the assignment there is a material reduction in Executive’s duties, responsibilities, or status.

(i) “Group” means any two or more Persons who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring or holding securities of Carter’s or its Company Affiliates.

(j) “Person” means any individual, partnership, corporation, association, limited liability company, trust, joint venture, unincorporated organization or entity, or any government, governmental department or agency or political subdivision thereof.

13.  Withholding.  Payments by the Company under this Agreement shall be reduced by all taxes and other amounts which the Company is required to withhold under applicable law.

14.  Miscellaneous.

(a) This Agreement is not a contract of employment for a definite term and does not otherwise restrict the Executive's right, or that of the Company, to terminate the Executive's employment, with or without notice or Cause.

(b) This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior communications, agreements and understandings, written or oral, with respect thereto, including but not limited to the Prior Agreement and the Severance Agreement; provided, however, that this Agreement shall not supersede or otherwise terminate any effective assignment the Executive has made of any invention or other intellectual property to the Company or any of its Company Affiliates on or before the date of execution of this Agreement; nor shall this Agreement supersede or otherwise terminate any rights or remedies of the Company or any of its Company Affiliates arising from the Executive's obligations pursuant to any agreement with respect to confidentiality, non-competition, non-solicitation or the like in effect prior to the date of execution of this Agreement or under applicable law, all of which assignments and rights shall remain in full force and effect.

(c) No modification or amendment of this Agreement shall be valid unless in writing and signed by the Executive and a duly authorized representative of the Company.  The headings and captions in this Agreement are for convenience only and in no way define or describe the scope or content of any provision of this Agreement.  This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.

(d) Neither the Company nor the Executive may make any assignment of this Agreement or any interest in it, by operation of law or otherwise, without the prior written consent of the other; provided, however, that in the event that the Company shall hereafter affect a reorganization, consolidate with, or merge into any entity or transfer all or substantially all of its properties or assets to any entity, the Company may assign its rights and obligations under this Agreement to such entity.  This Agreement shall inure to the benefit of and be binding upon the Executive and the Company, and each of their respective successors, executors, administrators, heirs and permitted assigns.

15.  Choice of Law.  This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any other jurisdiction.  By executing this Agreement, the parties hereby irrevocably submit to the jurisdiction of the state and federal courts located in the State of Delaware for the purpose of any action or dispute between the parties to this Agreement arising in whole or in part under or in connection with this Agreement or the subject matter of this Agreement (other than an action brought to enforce a judgment by any such court), hereby waive and agree not to assert any defense that venue in such courts is improper, invalid or inconvenient (or any similar defense) and agree not to commence any action or dispute arising in whole or in part under or in connection with this Agreement in any court other than the above-named Delaware courts.

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IN WITNESS WHEREOF, this Agreement has been executed as a sealed instrument by the Company, by a duly authorized representative, and by the Executive, as of the Effective Date.

THE EXECUTIVE:	THE COMPANY:

/s/ JAMES C. PETTY	By: /s/ JILL WILSON
James C. Petty	Name: Jill Wilson
Title: Senior Vice President of Human Resouces and Talent Development